UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 1-12434

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio  43219

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the M/I Homes, Inc. 401(k) Profit Sharing Plan are being filed herewith:

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

M/I Homes, Inc. 401(k)
Profit Sharing Plan

Financial Statements as of December 31, 2008 and 2007
and for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008 and
Report of Independent Registered Public Accounting Firm

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	7

Notes to Financial Statements	8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2008	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
M/I Homes, Inc. Profit Sharing Plan
Columbus, OH

We have audited the accompanying statement of net assets available for benefits of M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the M/I Homes, Inc. 401(k) Profit Sharing Plan as of December 31, 2007 were audited by other auditors whose report dated June 20, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ GBQ Partners LLC
GBQ Partners LLC

Columbus, OH
June 17, 2009

M/I HOMES, INC.
401 (k) PROIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:

Cash and cash equivalents	$56,514	$56,010

Investments – at fair value:
Collective Investment Trust - SEI Stable Asset Fund	5,665,672	6,135,131

Mutual funds:
Dodge & Cox Stock	3,932,246	8,816,909
JP Morgan Diversified Mid-Cap Growth Select	3,735,300	9,092,075
JP Morgan Equity Index Select	3,379,667	7,196,283
American Beacon Institutional International Equity Fund	-	5,523,576
Dreyfus/Standish Fixed Income Fund	3,339,794	4,314,968
Dodge & Cox International Stock Fund	2,517,862	-
JP Morgan Mid-Cap Value Select	1,920,120	3,643,639
Harbor Capital Appreciation Fund	1,484,765	3,050,198
Artio International Equity Fund	329,960	-
Vanguard Small Cap Value Index Fund	229,731	-
Vanguard Small Cap Growth Index Fund	166,098	-
Total mutual funds	21,035,543	41,637,648

M/I Homes Company Stock Fund	365,198	447,894
Participant loans - interest at 5.0% to 9.25%	733,486	1,207,792
Total investments	27,799,899	49,428,465

Receivables:
Contribution receivable from Plan Sponsor	251,825	-
Dividend income receivable	62,112	830,977
Interest income receivable	95	777
Unsettled trades - sales	47,729	24,150
Total receivables	361,761	855,904

TOTAL ASSETS	28,218,174	50,340,379

LIABILITIES -

Unsettled trades - purchases	109,841	830,977

TOTAL LIABILITIES	109,841	830,977

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	28,108,333	49,509,402

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	550,111	163,117

NET ASSETS AVAILABLE FOR BENEFITS	$28,658,444	$49,672,519

See notes to financial statements.

M/I HOMES, INC.
401 (K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:

Contributions:
From participants	3,025,063
From Plan Sponsor	251,825

Total additions	3,276,888

DEDUCTIONS:

Investment Loss:
Net depreciation in fair value of investments	$(14,518,853)
Dividends	1,346,028
Interest	64,984

Total Investment Loss	(13,107,841)

Benefits paid to participants	(11,183,122)

Total deductions	(24,290,963)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(21,014,075)

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	49,672,519

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$28,658,444

See notes to financial statements.

M/I HOMES, INC.
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1.        PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All employees employed on October 1, 1988, the Plan’s inception date, were eligible to participate in the Plan. Full time employees are eligible for entry into the Plan with respect to employee contributions at the beginning of the calendar quarter immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours.  For eligibility to receive profit sharing contributions, employees are eligible after completion of one year of service with 1,000 hours. Effective July 1, 2005, the Plan was amended such that an employee may be credited with his or her service with a previous employer (“Predecessor Employer”) where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate.  The amendment also allowed a special employer contribution to be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor.  All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information.  The Board of Directors of the Company controls and manages the operation and administration of the Plan.  Wilmington Trust Company serves as the trustee of the Plan.

Contributions—Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor’s contribution is discretionary and is determined by the Company’s Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2008, these voluntary pre-tax contributions cannot exceed $15,500 per participant ($20,500 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant’s account cannot exceed the lesser of $46,000 or 100% of the participant’s compensation for the year as provided in Internal Revenue Code Section 415(c).  Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts—Individual account balances are maintained for each participant. Each participant’s contributions, along with their share of the Plan Sponsor’s contribution, are currently invested in the Plan’s investment options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in the M/I Homes Company Stock Fund.

Participant account balances are adjusted daily for income, realized and unrealized gains and losses and employer and participant contributions. Employer contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.  Company contributions are invested according to the participant’s current investment elections.  The Plan currently offers ten mutual funds, a collective investment trust and the M/I Homes Company Stock Fund as investment options for participants.  If a participant has not made an investment election, their contributions will automatically be invested in the Moderate Asset Allocation Model (which diversifies the investments based on a moderate risk tolerance) that best fits their time horizon until retirement.

Vesting—Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits—A Plan participant becomes eligible to receive benefits when the participant retires; becomes totally and permanently disabled; experiences financial hardship, as defined by Title 26 CFR 1.401(k)-1(d)(2) of the Federal Code of Regulations; dies; or terminates employment. Benefit payments are paid in lump sum amounts.

Loans to Participants—Participants may borrow up to 50% of their account balance, not to exceed $50,000. The loan amounts are collateralized by a percentage of the participant’s balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan allows participants to invest in a collective investment trust, various mutual funds, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Cash and Cash Equivalents—Cash and cash equivalents include short-term highly liquid investments having maturities of less than ninety days.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The collective investment trust is reported at fair value, based on the fair market value of the underlying investment contracts (including guaranteed investment contracts issued by insurance companies and other financial institutions, separate account contracts and synthetic wrap contracts).  The fair value of the collective investment trust is adjusted to contract value, representing the net asset available for benefits.  Participants may direct the withdrawal or transfer all or a portion of their investment in the collective investment trust at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals.  Investments in the M/I Homes Company Stock Fund are accounted for in units.  The unit price fluctuates relative to the price of M/I Homes, Inc. common shares according to the conversion rate established at the initial conversion to unit accounting in 2006.  Loans to participants are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Adoption of New Accounting Guidance—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value by clarifying the exchange price notion presented in earlier definitions and providing a framework for measuring fair value.  SFAS 157 also expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years.  The adoption of SFAS 157 did not impact the amounts reported in the Plan’s financial statements.

Administrative Expenses—Administrative costs of the Plan are paid by the Plan Sponsor.

Payment of Benefits—There was $21,426 and $46,826 in benefits payable at December 31, 2008 and 2007, respectively.

3.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007
SEI Stable Asset Fund (1)	$6,215,783	$6,298,248
Dodge & Cox Stock	3,932,246	8,816,909
JP Morgan Diversified Mid-Cap Growth Select	3,735,300	9,092,075
JP Morgan Equity Index Select	3,379,667	7,196,283
Dreyfus/Standish Fixed Income	3,339,794	4,314,968
Dodge & Cox International Stock Fund	2,517,862	-
JP Morgan Mid-Cap Value Select	1,920,121	3,643,639
Harbor Capital Appreciation Fund	1,484,765	3,050,198
American Beacon Institutional Equity Fund (2)	-	5,523,576

(1)	Investment amounts at contract value. The fair value of the investment was $5,665,672 and $6,135,131 at December 31, 2008 and 2007, respectively.
(2)	As of October 29, 2008, the Plan no longer offers this mutual fund as an investment option to participants.

4.	FAIR VALUE MEASUREMENTS

SFAS 157 (a) establishes a common definition for fair value to be applied to assets and liabilities; (b) establishes a framework for measuring fair value; and (c) expands disclosures concerning fair value measurements.  SFAS 157 provides three measurement input levels for determining fair value:  Level 1, Level 2, and Level 3.  Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Mutual Funds

These investments are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The net asset value is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

M/I Homes Company Stock Fund

The M/I Homes Company Stock Fund is valued at the closing price reported on the active market on which it is traded, and is classified within Level 1 of the valuation hierarchy.

SEI Stable Asset Fund

The collective investment trust is valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying investment contracts owned by the fund (including guaranteed investment contracts issued by insurance companies and other financial institutions, separate account contracts and synthetic wrap contracts), minus its liabilities, and then divided by the number of shares outstanding.  The net asset value is classified within Level 2 of the valuation hierarchy because the net asset value’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant Loans

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	As of December 31, 2008
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds	$21,035,543	$21,035,543	$-	$-
M/I Homes common stock fund	365,198	365,198	-	-
SEI Stable Asset Fund	5,665,672	-	5,665,672	-
Participant loans	733,486	-	-	733,486

Total assets	$27,799,899	$21,400,741	$5,665,672	$733,486

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Level 3 Assets – Participant loans	Year Ended December 31, 2008

Balance, beginning of year	$1,207,792
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at reporting date	-
Purchases, sales, issuances and settlements (net)	(474,306)

Balance, end of year	$733,486

5.	NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2008, the Plan’s investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in value as follows:

Mutual Funds:
JP Morgan Diversified Mid-Cap Growth Select	$(3,503,030)
Dodge & Cox Stock	(3,722,215)
JP Morgan Equity Index Select	(2,407,658)
American Beacon Institutional International Equity Fund	(2,204,232)
JP Morgan Mid-Cap Value Select	(1,148,235)
Harbor Capital Appreciation Fund	(1,023,209)
Dreyfus/Standish Fixed Income Fund	(385,971)
Dodge & Cox International Stock Fund	(191,195)
Artio International Equity Fund	(8,026)
Vanguard Small Cap Value Index Fund	(7,598)
Vanguard Small Cap Growth Index Fund	(6,956)

Total mutual funds	(14,608,325)

M/I Homes Company Stock Fund	89,472

Net depreciation in fair value of investments	$(14,518,853)

6.	INVESTMENT CONTRACT VALUATION

The Plan has invested in a collective investment trust with Wilmington Trust Company which invests primarily in a diversified portfolio of insurance companies and other investment contracts. Wilmington Trust Company maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2008 and 2007, the Plan held approximately 101,000 units and 124,000 units of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc., respectively.  During the year ended December 31, 2008, the Plan recorded dividend income of $2,984 relating to the M/I Homes Company Stock Fund.

8.	PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA.  In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

9.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated November 3, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401 (k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2008

	Number of
	Shares/Units/
	Face Value	Market

Collective Investment Trust	6,215,783	$6,215,783
SEI Stable Asset Fund (1)

Mutual Funds:
Dodge & Cox Stock	52,874	3,932,246
JP Morgan Diversified Mid-Cap Growth Select	292,048	3,735,300
JP Morgan Equity Index Select	164,701	3,379,667
Dreyfus/Standish Fixed Income Fund	190,628	3,339,794
Dodge & Cox International Stock Fund	114,971	2,517,862
JP Morgan Mid-Cap Value Select	124,199	1,920,120
Harbor Capital Appreciation Fund	63,724	1,484,765
Artio International Equity Fund	33,499	329,960
Vanguard Small Cap Value Index Fund	22,501	229,731
Vanguard Small Cap Growth Index Fund	13,958	166,098
Total mutual funds		21,035,543

M/I Homes Company Stock Fund (2)	100,800	365,198
Participant loans (maturing 2009-2023 at interest rates of 5% to 9.25%) (2)	$733,486	733,486

TOTAL		$28,350,010

(1)	Investment amounts at contract value. The fair value of the investment was $5,665,672 and $6,135,131 at December 31, 2008 and 2007, respectively.
(2)	Party-in-interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401 (k) PROFIT SHARING PLAN

Date: Jun 17, 2009	By:	/s/Phillip G. Creek
Phillip G. Creek, Plan Administrator

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2008

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm